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                            July 27, 2023

       Kevin Benning
       Property General Manager
       Studio City International Holdings Limited
       71 Robinson Road #04-03
       Singapore 068895

                                                        Re: Studio City
International Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated July
13, 2023
                                                            File No. 001-38699

       Dear Kevin Benning:

               We have reviewed your July 13, 2023 response to our comment letter and have the following comment. In comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 15, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information , page 10

   1. We note your responses to prior comments 3, 4 and 5. Please also provide the disclosure requested at the outset
of Item 3.
 Kevin Benning
FirstName
Studio CityLastNameKevin    Benning
            International Holdings Limited
Comapany
July       NameStudio City International Holdings Limited
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction